                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)1

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 30 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 2 of 30 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       1,847,250
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   1,847,250
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,847,250
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 3 of 30 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       1,847,250
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   1,847,250
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,847,250
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 4 of 30 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       1,847,250
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   1,847,250
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,847,250
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 5 of 30 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JAMES HENDERSON
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       - 0 -
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   - 0 -
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 6 of 30 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JOHN QUICKE
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       - 0 -
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   - 0 -
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 7 of 30 Pages
-------------------------                       --------------------------------

                  The following  constitutes  Amendment No. 12  ("Amendment  No.
12") to the Schedule 13D filed by the undersigned.  This Amendment No. 12 amends the Schedule 13D as specifically set forth.

         Item 2 is hereby amended and restated to read as follows:

Item 2.           IDENTITY AND BACKGROUND.

                  (a) This  statement  is filed by Steel  Partners  II,  L.P., a
Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a
Delaware limited liability company  ("Partners  LLC"),  Warren G.  Lichtenstein,
James  Henderson  and John  Quicke.  Each of the  foregoing  is referred to as a
"Reporting  Person" and  collectively  as the  "Reporting  Persons." Each of the
Reporting  Persons  is party  to that  certain  Joint  Filing  and  Solicitation
Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  Steel Partners,  L.L.C., a Delaware limited  liability company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his position with Steel Partners II, Mr.  Lichtenstein  has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is
590 Madison Avenue, 32nd Floor, New York, New York 10022.

                  (c) The principal  business of Steel  Partners II is investing in the  securities  of small cap  companies.  The  principal  occupation  of Mr.
Lichtenstein is investing in the securities of small cap companies.

                  The principal  occupations of Mr. Henderson and Mr. Quicke are serving as Vice  Presidents of Steel  Partners,  Ltd., a management and advisory company that provides management services to Steel Partners II.

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Lichtenstein,  Henderson and Quicke are a citizens of the United States of America.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 8 of 30 Pages
-------------------------                       --------------------------------

         Item 4 is hereby amended to add the following:

         On February 3, 2006, Steel Partners II delivered the following  letters to the Issuer:

         1.       A  letter  to  the   Director  and  Chairman  of  the  Special
                  Independent Committee of the Issuer responding to inaccuracies in a letter  received by Steel Partners II from the Issuer.  A copy of this  letter is  attached  hereto as  Exhibit 4 and is incorporated herein by reference.

         2.       A letter to the Issuer  proposing  certain  amendments  to the
                  Issuer's  Articles  of  Incorporation,  at the  Issuer's  2006
                  annual  meeting  of  shareholders,  or any  other  meeting  of shareholders  held in  lieu  thereof,  and  any  adjournments, postponements,  reschedulings  or  continuations  thereof (the
                  "Annual Meeting"), including amendments to destagger the board
                  of   directors,   to  permit  the  removal  of   directors  by
                  shareholders   by   majority   vote  as  well  as  to   permit
                  shareholders  to fill  board  vacancies  as a  result  of such removal, to permit shareholders to amend the Issuer's By-laws, to permit holders of 15% of the  outstanding  shares to call a special  meeting,  and to  limit  the  size  of the  Board  of
                  Directors  to no more  than  eight.  A copy of this  letter is attached  hereto as  Exhibit 5 and is  incorporated  herein by reference.

         3.       A letter to the Issuer  nominating  James  Henderson  and John
                  Quicke (together,  the "Nominees"),  as set forth therein, for election  to the  Issuer's  Board of  Directors  at the Annual
                  Meeting. A copy of this letter is attached hereto as Exhibit 6 and is incorporated herein by reference.

         Item 5(a) is hereby amended to add the following:

                  Currently,  neither Mr. Henderson nor Mr. Quicke  beneficially owns any Shares.

         Item 6 is hereby amended to add the following:

         On February 3, 2006, the Reporting  Persons entered into a Joint Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by Steel Partners II, to the Issuer's Board of Directors at
the Annual Meeting and to approve the business  proposals  submitted by Steel at the Annual  Meeting (the  "Solicitation"),  and (c) Steel  Partners II agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

         Item 7 is hereby amended to add the following exhibits:

         4.       Response  letter from Steel  Partners II, L.P. to the Director and Chairman of the Special Independent Committee of Angelica,
                  dated December 14, 2005.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 9 of 30 Pages
-------------------------                       --------------------------------

         5.       Business  Proposal  Letter  from Steel  Partners  II,  L.P. to
                  Angelica Corporation, dated December 14, 2005.

         6.       Nomination  Letter  from Steel  Partners  II, L.P. to Angelica
                  Corporation, dated December 14, 2005.

         7.       Joint Filing  Agreement by and among Steel  Partners II, L.P.,
                  Steel  Partners,   L.L.C.,   Warren  G.  Lichtenstein,   James
                  Henderson and John Quicke, dated as of February 3, 2006.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 10 of 30 Pages
-------------------------                       --------------------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2006               STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                      STEEL PARTNERS, L.L.C.

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      WARREN G. LICHTENSTEIN

                                      /s/ James Henderson
                                      ------------------------------------------
                                      JAMES HENDERSON

                                      /s/ John Quicke
                                      ------------------------------------------
                                      JOHN QUICKE

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 11 of 30 Pages
-------------------------                       --------------------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                                    Page
         -------                                                                    ----

1.  Joint Filing Agreement by and between Steel Partners II, L.P. and Warren         --
    G. Lichtenstein, dated April 24, 2003 (previously filed).

2.  Joint Filing Agreement by and among Steel Partners II, L.P., Steel               --
    Partners, L.L.C. and Warren G. Lichtenstein, dated May 25, 2004
    (previously filed).

3.  Letter from Steel Partners II, L.P. to Angelica Corporation, dated               --
    December 14, 2005 (previously filed).

4.  Response letter from Steel Partners II, L.P. to the Director and Chairman     12 to 14
    of the Special Independent Committee of Angelica, dated December 14, 2005.

5.  Business Proposal Letter from Steel Partners II, L.P. to Angelica             15 to 20
    Corporation, dated December 14, 2005.

6.  Nomination Letter from Steel Partners II, L.P. to Angelica Corporation,       21 to 27
    dated December 14, 2005

7.  Joint Filing Agreement by and among Steel Partners II, L.P., Steel            28 to 30
    Partners, L.L.C., Warren G. Lichtenstein, James Henderson and John
    Quicke, dated as of February 3, 2006.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 12 of 30 Pages
-------------------------                       --------------------------------

                                                                       EXHIBIT 4
                                                                       ---------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 3, 2006

VIA FACSIMILE AND OVERNIGHT COURIER
-----------------------------------

Ronald J. Kruszewski, Director and Chairman
   Special Independent Committee
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406

Dear Mr. Kruszewski:

         We were  disappointed,  and in fact a  little  surprised,  to not  only receive your recent letter,  but to read the letter in a press release issued by
Angelica  Corporation  ("Angelica").  We assume that the public  release of your letter sends the Board's true message,  that the Board is interested in pursuing a public letter writing campaign rather than seeking to  constructively  address valid  shareholder  concerns.  While it is true that Angelica did  conditionally offer Steel Partners II, L.P. ("Steel Partners") two board seats, that offer was subject to a number of conditions, including increasing the size of the board to ten and  requiring  Steel  Partners to agree to a  standstill.  First,  we don't understand why Angelica  would require an enormous  Board of ten directors,  and second,  why a director  would agree to  anything  other than to act in the best interests  of  shareholders.  To that end, we would be curious to know if any of the other eight directors have standstill  agreements with Angelica. We also did not take kindly to your threat to stack the Board with additional  directors and to  enact  changes  to  Angelica's  By-laws  to  make it  more  difficult  for a shareholder  to seek  Board  representation.  Your  implication  to me that  the
January 17, 2006 amendment by the Board to Angelica's  By-laws is the first step in  this  plan,  which  allows  a  director  appointed  by the  Board,  not  the shareholders,  to no  longer  have to stand  for  election  at the  next  annual meeting, is deeply troubling.

         We were further  disappointed  by the Board's failure to consider Steel
Partners'  request that the Board agree to give  shareholders the opportunity at the  up-coming  annual  meeting  to vote on a  number  of  corporate  governance
proposals,   to  address  concerns  which  we  believe   effectively   serve  to
disenfranchise  shareholders.  In light of the  Board's  refusal  to permit  its shareholders the honest  opportunity to exercise their rights as the true owners of Angelica,  Steel  Partners  could not agree in good  conscience to Angelica's proposal.  In addition,  we note that while your letter  purports to present the
Angelica Board of Directors as fair and even handed,  we believe that instead it is incomplete and omits several key points.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 13 of 30 Pages
-------------------------                       --------------------------------

         Accordingly, to be complete, and for the record, we note the following:

         (i)      Steel Partners has grave  concerns about the existing  Board's attitude towards crucial corporate governance matters, as well as the Board's  willingness to truly act in the best interests of shareholders.

         (ii)     Angelica's   board  is  acting  to   preserve   a   systematic
                  disenfranchisement  of  shareholders,  including  a number  of provisions  which serve the primary purpose of entrenching the board, including:

                  o   Angelica   has  a  staggered   board,   which  limits  the
                      shareholders'  opportunity  to vote on a director  to once every three years, further serving to entrench directors;

                  o   Angelica has a poison pill, which discourages interests in
                      Angelica's shares and potentially serves as a deterrent to higher stock prices;

                  o   Calling  a  special   meeting   of   shareholders   has  a
                      prohibitively  high  requirement of 50%, and  shareholders are effectively  precluded from acting by written consent, further insulating the Board from the shareholders;

         Although  your  letter  states  that you wish to  provide  a forum  for sharing ideas, suggestions and strategies for improving performance at Angelica, we believe the  precondition for addressing these matters is having a Board that is responsive and  accountable to  shareholders.  The Angelica Board has clearly spoken and indicated its  unwillingness  to apply the recommended  principles of corporate  governance  to itself - and  instead  seems to be willing to fight to maintain  a  failed  status  quo  to  entrench  themselves  at  the  expense  of shareholders.

         Steel  Partners  believes  that  it  is  imperative  that  a  Board  be continually and completely  accountable to its shareholders.  To that end, Steel
Partners has simultaneously  submitted a nomination of directors for election at the next annual meeting.  These nominees,  if elected,  would serve on the Board without  condition,  with  a true  mandate  to act  in  the  best  interests  of shareholders.  Steel Partners has also submitted  proposals to address  numerous corporate governance inadequacies at Angelica,  including to destagger the board of directors,  to permit the removal of directors by  shareholders as well as to permit  shareholders  to fill Board  vacancies as a result of such  removal,  to permit shareholders to amend Angelica's By-laws, to permit holders of 15% of the outstanding shares to call a special meeting, and to limit the size of the Board of Directors to no more than eight.

         We call on the Board of Directors to reconsider its position and not to pursue a costly fight against  Angelica's  shareholders paid for with our money.
We hope to hear from you and would  welcome the  opportunity  to  constructively address these matters.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 14 of 30 Pages
-------------------------                       --------------------------------

                                      Very truly yours,

                                      STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.,
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------
                                          Name: Warren G. Lichtenstein
                                          Title: Managing Member

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 15 of 30 Pages
-------------------------                       --------------------------------

                                                                       EXHIBIT 5
                                                                       ---------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 3, 2006

VIA FACSIMILE AND OVERNIGHT COURIER
-----------------------------------

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406
Attn:  Corporate Secretary

         Re:  NOTICE OF INTENTION TO SUBMIT BUSINESS PROPOSALS FOR CONSIDERATION
              AT THE 2006 ANNUAL MEETING OF SHAREHOLDERS OF ANGELICA CORPORATION

Dear Sir:

         This letter shall serve to satisfy the advance notice  requirements  of
Section 2:14 of the Bylaws (the "Bylaws") of Angelica  Corporation  ("Angelica")
as to the submission by Steel Partners II, L.P., a Delaware limited  partnership
("Steel") of certain  proposed  amendments  to Angelica's  Restated  Articles of
Incorporation  (the  "Articles") at the 2006 annual meeting of  shareholders  of
Angelica,  or any other meeting of  shareholders  held in lieu thereof,  and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting").

         This letter and all Exhibits attached hereto are collectively  referred to as the "Notice." Steel is the beneficial  owner of 1,847,250 shares of common stock,  $1.00 par value per share (the "Common  Stock"),  of Angelica,  2,000 of which are held of record by Steel.  Through this Notice,  Steel hereby  submits, and  notifies  you of its  intent  to  submit,  certain  proposals  to amend the
Articles at the Annual Meeting. Steel reserves the right to challenge any action that may be taken by Angelica,  including  any  amendment  to its Articles  that would have the effect of enjoining Steel from submitting its business  proposals at the  Annual  Meeting  or that  would  contravene  with or have the  effect of invalidating any of its business  proposals.  If this Notice shall be deemed for any reason by a court of competent  jurisdiction to be ineffective  with respect to any of the business proposals submitted by Steel hereunder, this Notice shall continue to be effective  with respect to the  remaining  business  proposal(s).
Steel is  simultaneously  submitting a letter  pursuant to which Steel nominates and  notifies  you of its intent to  nominate  James  Henderson  and John Quicke
(together the "Nominees") as nominees to be elected to the Board of Directors of
Angelica at the Annual Meeting (the "Nomination Letter").

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 16 of 30 Pages
-------------------------                       --------------------------------

         The information  concerning Steel and the Nominees  required by Section
2:14 of the Bylaws is set forth below:

         (i)      NAME AND ADDRESS OF STEEL:

                  Steel Partners II, L.P.
                  590 Madison Avenue
                  32nd Floor
                  New York, NY 10022

         (ii)     CLASS AND NUMBER OF SHARES OF ANGELICA  THAT ARE  BENEFICIALLY
                  OWNED BY STEEL:

                  NAME                         BENEFICIAL OWNERSHIP
                  ----                         --------------------
                  Steel Partners II, L.P.      1,847,250 shares of Common Stock,
                                               $1.00 par value.

         (iii)    OTHER INFORMATION REGARDING STEEL:

                  On February 3, 2006, Steel, Steel Partners,  L.L.C., Warren G.
                  Lichtenstein,  James Henderson and John Quicke  (collectively, the  "Group")  entered  into a Joint  Filing and  Solicitation
                  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on
                  Schedule 13D with respect to the  securities of Angelica,  (b)
                  the parties agreed to solicit proxies or written  consents for the election of the Nominees, or any other person(s) nominated by Steel, to the Board of Directors of Angelica and to approve the  business  proposals  submitted  by  Steel  at the  Annual
                  Meeting (the "Solicitation"), and (c) Steel agreed to bear all expenses  incurred in connection with the Group's  activities, including  approved expenses incurred by any of the parties in
                  connection   with  the   Solicitation,   subject   to  certain
                  limitations.

                  Steel is submitting  the foregoing  business  proposals at the
                  Annual  Meeting in order to give  shareholders a greater voice in the governance of Angelica.  Steel does not have a material interest in the business  proposals  except as  otherwise  set forth herein.

                  Other than as stated herein or in the Nomination Letter, there are no arrangements or  understandings  between Steel and each
                  Nominee or any other  person or persons  pursuant to which the submission of business  proposals  described  herein are to be made.

                  Reference is made to the Schedule  13D, as amended,  filed and to be filed with the Securities and Exchange Commission by the members of the Group with respect to Angelica  for  additional information  regarding  the  members  of the  Group,  and  any interest in Steel regarding the business proposals submitted.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 17 of 30 Pages
-------------------------                       --------------------------------

         (iv)     DESCRIPTION  OF THE  BUSINESS TO BE BROUGHT  BEFORE THE ANNUAL
                  MEETING:

         (a)      PROPOSAL NO. 1 - BYLAW AMENDMENTS

                  Steel  hereby  submits a  proposal  for  consideration  at the
                  Annual Meeting to amend the Articles to allow the shareholders to amend the Bylaws.

                  The text of Proposal No. 1 is as follows:

                  "TO APPROVE AN AMENDMENT TO  ANGELICA'S  RESTATED  ARTICLES OF
                  INCORPORATION TO ALLOW SHAREHOLDERS TO AMEND THE BYLAWS."

                  This  amendment to the Articles  would be effected by deleting
                  Article Seven of the Articles in its entirety and replacing it with the following:

                  "The power to make, alter,  amend or repeal the By-Laws of the
                  Corporation  shall be vested in the Board of  Directors of the
                  Corporation and the shareholders of the  Corporation,  and any change  to the  Bylaws  approved  by the  shareholders  of the
                  Corporation  shall only be changed by the  shareholders of the
                  Corporation."

         (b)      PROPOSAL NO. 2 - DECLASSIFICATION OF BOARD

                  Steel  hereby  submits a  proposal  for  consideration  at the
                  Annual  Meeting to amend the Articles to declassify  the Board of Directors.

                  The text of Proposal No. 2 is as follows:

                  "TO APPROVE AN AMENDMENT TO  ANGELICA'S  RESTATED  ARTICLES OF
                  INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS."

                  This  amendment  to the  Articles  would be effected by adding
                  Article 9, Section 1, which shall read as follows:

                  "1. Terms of Directors. All directors of the Corporation shall stand for election annually with such annual election to first occur at the 2007 Annual  Meeting of the  Shareholders  of the
                  Corporation."

         (c)      PROPOSAL NO. 3 - REMOVAL OF DIRECTORS

                  Steel  hereby  submits a  proposal  for  consideration  at the
                  Annual Meeting to amend the Articles to allow  shareholders to remove  directors  with or without  cause by a vote of no less than a majority of the outstanding  shares entitled to vote at a meeting expressly called for such purpose.

                  The text of Proposal No. 3 is as follows:

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 18 of 30 Pages
-------------------------                       --------------------------------

                  "TO APPROVE AN AMENDMENT TO  ANGELICA'S  RESTATED  ARTICLES OF
                  INCORPORATION  TO ALLOW  SHAREHOLDERS TO REMOVE DIRECTORS WITH
                  OR WITHOUT  CAUSE BY A VOTE OF NO LESS THAN A MAJORITY  OF THE
                  OUTSTANDING  SHARES  ENTITLED TO VOTE AT A MEETING  CALLED FOR
                  SUCH PURPOSE."

                  This  amendment  to the  Articles  would be effected by adding
                  Article 9, Section 2, which shall read as follows:

                  "2.  Removal  of  Directors.  Directors  may be  removed  at a meeting of shareholders  called for such purpose in the manner provided  herein and  subject to the  limitations  provided by law.  The entire Board of  Directors  may be removed,  with or without  cause,  by a vote of not less than a majority  of all the outstanding shares entitled to vote at such meeting.  Such shareholders meeting shall be held at the registered office or principal office of the Corporation in Missouri or in the city or county in  Missouri in which the  Corporation's  registered office or principal office is located or in the city or county outside Missouri in which the principal business office of the person calling the meeting is located."

         (d)      PROPOSAL NO. 4 - BOARD VACANCIES

                  Steel  hereby  submits a  proposal  for  consideration  at the
                  Annual Meeting to amend the Articles to allow  shareholders to fill vacancies on the Board of Directors.

                  The text of Proposal No. 4 is as follows:

                  "TO APPROVE AN AMENDMENT TO  ANGELICA'S  RESTATED  ARTICLES OF
                  INCORPORATION  TO ALLOW  SHAREHOLDERS TO FILL VACANCIES ON THE
                  BOARD OF DIRECTORS."

                  This  amendment  to the  Articles  would be effected by adding
                  Article 9, Section 3, which shall read as follows:

                  "3.  Board  Vacancies.  In case of any vacancy in the Board of
                  Directors through death,  resignation,  disqualification or as provided by law, of one or more  directors,  a majority of the surviving  or  remaining  directors  may fill such  vacancy or vacancies until the successor or successors are elected at the next  annual  shareholders  meeting for the purpose of serving the remainder of the unexpired term. Vacancies on the Board of
                  Directors  resulting  from  any  increase  in  the  number  of directors  constituting  the entire Board of Directors  may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, until the
                  next  election  of  directors  by  the   shareholders  of  the
                  Corporation.  In case of any vacancy in the Board of Directors resulting from the removal of a director by the  shareholders, such vacancy shall be filled by a vote of the  shareholders at the next annual  shareholders  meeting or at a special meeting of shareholders called for such purpose."

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 19 of 30 Pages
-------------------------                       --------------------------------

         (e)      PROPOSAL NO. 5 - SPECIAL MEETINGS OF SHAREHOLDERS

                  Steel  hereby  submits a  proposal  for  consideration  at the
                  Annual  Meeting to amend the Articles to allow  holders of not less  than  15% of all of the  outstanding  shares  to  call a special meeting of shareholders

                  The text of Proposal No. 5 is as follows:

                  "TO APPROVE AN AMENDMENT TO  ANGELICA'S  RESTATED  ARTICLES OF
                  INCORPORATION  TO ALLOW HOLDERS OF NOT LESS THAN 15% OF ALL OF
                  THE   OUTSTANDING   SHARES  TO  CALL  A  SPECIAL   MEETING  OF
                  SHAREHOLDERS."

                  This  amendment  to the  Articles  would be effected by adding
                  Article 9, Section 4, which shall read as follows:

                  "4. Special Meetings. Special meetings of the shareholders may be called at any time for any  purpose by the Chief  Executive
                  Officer,  by the Board of Directors,  or by the holders of 15%
                  or more of all of the  outstanding  shares entitled to vote at such  meeting.  A request by the holders of 15% or more of all of the  outstanding  shares  entitled to vote at such  meeting shall state the date,  time,  place and the record date of the meeting and the purpose or purposes for which it is requested.
                  The Chairman of the Board,  the  President,  or the  Secretary
                  shall issue a call for a special  meeting within five business days after receipt of a written  request signed by the holders of 15% or more of all of the  outstanding  shares  entitled to vote at such meeting,  which shall state the date, time, place and  record  date  of the  meeting  as so  specified  in  such shareholder request."

         (f)      PROPOSAL NO. 6 - FIXING NUMBER OF DIRECTORS

                  Steel  hereby  submits a  proposal  for  consideration  at the
                  Annual  Meeting to amend the  Articles  to limit the number of directors  constituting  the entire  Board of  Directors to no less than three or no more than eight.

                  The text of Proposal No. 6 is as follows:

                  "TO APPROVE AN AMENDMENT TO  ANGELICA'S  RESTATED  ARTICLES OF
                  INCORPORATION  TO LIMIT THE NUMBER OF  DIRECTORS  CONSTITUTING
                  THE ENTIRE BOARD OF DIRECTORS TO NO LESS THAN THREE OR NO MORE
                  THAN EIGHT."

                  This  amendment to the Articles  would be effected by amending and restating Article 4, which shall read as follows:

                  "Number of Directors. The number of directors constituting the entire Board of Directors  shall be fixed,  from time to time,

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 20 of 30 Pages
-------------------------                       --------------------------------

                  by the Board of Directors, at not less than three or more than eight.  Each  change  in the  number  of  Directors  shall  be reported to the  Secretary of State of Missouri  within thirty
                  (30) calendar days of such change."

         A  representative  of Steel  intends to appear in person or by proxy at the Annual Meeting to submit the business proposals specified in this Notice.

         Please  address  any   correspondence   to  Steel  Partners  II,  L.P.,
Attention:  Warren  Lichtenstein,  telephone  (212)  520-2330,  facsimile  (212)
520-2331 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky
LLP,  Park  Avenue  Tower,  65 East  55th  Street,  New  York,  New York  10022,
Attention:  Steven Wolosky,  Esq.,  telephone  (212)  451-2333,  facsimile (212)
451-2222). The giving of this Notice is not an admission that any procedures for notice  concerning  the  submission of business  proposals  hereunder are legal, valid or binding, and Steel reserves the right to challenge their validity.

                                      Very truly yours,

                                      STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.,
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------
                                          Name: Warren G. Lichtenstein
                                          Title: Managing Member

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 21 of 30 Pages
-------------------------                       --------------------------------

                                                                       EXHIBIT 6
                                                                       ---------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 3, 2006

VIA FACSIMILE AND OVERNIGHT COURIER
-----------------------------------

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406
Attn:  Corporate Secretary

         Re:  NOTICE OF INTENTION TO NOMINATE INDIVIDUALS FOR ELECTION AS
              DIRECTORS AT THE 2006 ANNUAL MEETING OF SHAREHOLDERS OF ANGELICA
              CORPORATION

Dear Sir:

         This letter shall serve to satisfy the advance notice  requirements  of
Section 2:13 of the Bylaws (the "Bylaws") of Angelica  Corporation  ("Angelica")
as to the nomination by Steel Partners II, L.P., a Delaware limited  partnership
("Steel"),  of two (2)  nominees  for  election  to the  Board of  Directors  of
Angelica (the "Angelica  Board") at the 2006 annual meeting of  shareholders  of
Angelica,  or any other meeting of  shareholders  held in lieu thereof,  and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting").

         This letter and all Exhibits attached hereto are collectively  referred to as the "Notice." Steel is the beneficial  owner of 1,847,250 shares of common stock,  $1.00 par value per share (the "Common  Stock"),  of Angelica,  2,000 of which are held of record by Steel.  Through this Notice,  Steel hereby nominates and notifies you of its intent to nominate  James  Henderson  and John Quicke as nominees  (the  "Nominees")  to be elected to the  Angelica  Board at the Annual
Meeting. Steel believes that the terms of two (2) directors currently serving on the  Angelica  Board  expire at the Annual  Meeting.  To the extent there are in excess of two (2)  vacancies on the  Angelica  Board to be filled by election at the Annual  Meeting or Angelica  increases the size of the Angelica  Board above its existing size, Steel reserves the right to nominate  additional  nominees to be elected to the Angelica Board at the Annual Meeting.  Additional  nominations made pursuant to the preceding sentence are without prejudice to the position of
Steel that any attempt to increase the size of the current  Angelica Board or to reconstitute  or reconfigure  the classes on which the current  directors  serve constitutes an unlawful manipulation of Angelica's corporate machinery.  If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective  with respect to the nomination of any of the Nominees at the Annual
Meeting,  or if any individual  Nominee shall be unable to serve for any reason, this  Notice  shall  continue  to be  effective  with  respect to the  remaining

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 22 of 30 Pages
-------------------------                       --------------------------------

Nominee(s)  and as to any  replacement  Nominee(s)  selected by Steel.  Steel is simultaneously submitting a letter pursuant to which Steel submits, and notifies you of its  intent to submit  certain  proposals  to amend  Angelica's  Restated
Articles of Incorporation at the Annual Meeting (the "Proposal Letter").

         The information  concerning Steel and the Nominees  required by Section
2:13 of the Bylaws is set forth below:

         (i)      NAME AND ADDRESS OF STEEL:

                  Steel Partners II, L.P.
                  590 Madison Avenue
                  32nd Floor
                  New York, NY 10022

         (ii)     CLASS AND NUMBER OF SHARES OF ANGELICA  THAT ARE  BENEFICIALLY
                  OWNED BY STEEL:

                  NAME                         BENEFICIAL OWNERSHIP
                  ----                         --------------------
                  Steel Partners II, L.P.      1,847,250 shares of Common Stock,
                                               $1.00 par value.

         (iii)    ALL  OTHER  INFORMATION  RELATING  TO  THE  NOMINEES  THAT  IS
                  REQUIRED  TO BE  DISCLOSED  IN  SOLICITATIONS  OF PROXIES  FOR
                  ELECTION OF DIRECTORS OR IS OTHERWISE REQUIRED,  IN EACH CASE,
                  PURSUANT TO REGULATION 14A UNDER THE  SECURITIES  EXCHANGE ACT
                  OF 1934, AS AMENDED:

                  JAMES  HENDERSON  (age 48) has served as a Vice  President  of
                  Steel  Partners,  Ltd.  ("SPL"),  a  management  and  advisory company  that  provides  management  services to Steel,  since
                  August 1999.  He has served as a director and Chief  Executive
                  Officer  of  WebFinancial  Corporation   ("WebFinancial"),   a
                  consumer and commercial lender,  since June 2005, as President and Chief  Operating  Officer of  WebFinancial  since November
                  2003, and was the Vice President of Operations  from September
                  2000  through  December  2003.  He has served as a director of
                  WebBank,  a  wholly-owned  subsidiary of  WebFinancial,  since
                  March 2002 and was the acting  Chief  Executive  Officer  from
                  November  2004 to May 2005. He has served as a director of BNS
                  Co.  since June 2004 and as a  director  and  Chairman  of Del
                  Global  Technologies  Corp.,  a designer and  manufacturer  of medical  imaging and diagnostic  systems,  since November 2003 and May 2005,  respectively.  He served as a  director  of ECC
                  International   Corp.,   a   manufacturer   and   marketer  of
                  computer-controlled   simulators  for  training  personnel  to
                  perform   maintenance  and  operator  procedures  on  military
                  weapons,  from December  1999 to September  2003 and as acting
                  Chief  Executive  Officer from July 2002 to March 2003. He has served as a director of SL  Industries,  Inc.,  a designer and producer of proprietary advanced systems and equipment for the power and data  quality  industry,  since  January  2002.  Mr.
                  Henderson has served as President of Gateway Industries, Inc.,

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 23 of 30 Pages
-------------------------                       --------------------------------

                  a provider  of  database  development  and web site design and development  services,  since December 2001. From January 2001 to August 2001,  he served as  President of MDM  Technologies,
                  Inc.,  a  direct  mail and  marketing  company.  The  business address of Mr.  Henderson is c/o Steel  Partners II, L.P., 590
                  Madison  Avenue,  32nd Floor,  New York,  New York 10022.  Mr.
                  Henderson does not beneficially  own, and has not purchased or sold during the past two years, any securities of Angelica.

                  JOHN  QUICKE  (age 56) has served as a Vice  President  of SPL since  September  2005. Mr. Quicke has served as a director of
                  WHX Corporation,  a holding company,  since July 2005 and as a
                  Vice President  since October 2005. He served as Vice Chairman and  Executive  Officer of Sequa  Corporation,  a  diversified industrial  company,  from  March  2004 to March 2005 and as a director,  President and Chief Operating Officer of Sequa from
                  1993 to March 2004. The business  address of Mr. Quicke is c/o
                  Steel Partners II, L.P., 590 Madison Avenue,  32nd Floor,  New
                  York, New York 10022.  Mr. Quicke does not  beneficially  own, and has not  purchased or sold during the past two years,  any securities of Angelica.

                  On February 3, 2006, Steel, Steel Partners,  L.L.C., Warren G.
                  Lichtenstein,  James Henderson and John Quicke  (collectively, the  "Group")  entered  into a Joint  Filing and  Solicitation
                  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on
                  Schedule 13D with respect to the  securities of Angelica,  (b)
                  the parties agreed to solicit proxies or written  consents for the election of the Nominees, or any other person(s) nominated by Steel,  to the  Angelica  Board and to approve the business proposals  submitted  by  Steel  at the  Annual  Meeting  (the
                  "Solicitation"),  and (c) Steel  agreed  to bear all  expenses incurred in connection with the Group's activities,  including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

                  Other than as stated herein or in the Proposal  Letter,  there are no arrangements or  understandings  between Steel and each
                  Nominee or any other  person or persons  pursuant to which the nominations  described  herein are to be made,  other than the consents  by the  Nominees  to being  named in  Steel's  proxy statement as nominees and to serve as directors of Angelica if elected  as such at the  Annual  Meeting,  attached  hereto as
                  Exhibit A.

                  Reference is made to the Schedule  13D, as amended,  filed and to be filed with the Securities and Exchange Commission by the members of the Group with respect to Angelica  for  additional information regarding the members of the Group.

                  Except as set forth in this  Notice  (including  the  Exhibits hereto),  (i)  during the past 10 years,  no Nominee  has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);  (ii) no Nominee directly or indirectly  beneficially  owns any  securities of Angelica;
                  (iii) no Nominee  owns any  securities  of Angelica  which are

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 24 of 30 Pages
-------------------------                       --------------------------------

                  owned of record  but not  beneficially;  (iv) no  Nominee  has purchased or sold any  securities of Angelica  during the past two years;  (v) no part of the purchase  price or market value of  the  securities  of  Angelica  owned  by  any  Nominee  is represented  by funds  borrowed or otherwise  obtained for the purpose of  acquiring  or  holding  such  securities;  (vi) no
                  Nominee  is,  or  within  the past  year  was,  a party to any contract,  arrangements or understandings with any person with respect to any  securities  of  Angelica,  including,  but not limited to, joint ventures, loan or option arrangements,  puts or calls,  guarantees  against loss or  guarantees  of profit, division of losses or profits, or the giving or withholding of proxies;  (vii) no associate of any Nominee owns beneficially, directly or indirectly,  any securities of Angelica; (viii) no
                  Nominee  owns  beneficially,   directly  or  indirectly,   any
                  securities of any parent or  subsidiary  of Angelica;  (ix) no
                  Nominee  or  any  of  his   associates  was  a  party  to  any
                  transaction,  or series  of  similar  transactions,  since the beginning of Angelica's last fiscal year, or is a party to any
                  currently   proposed   transaction,   or  series  of   similar
                  transactions, to which Angelica or any of its subsidiaries was or is to be a party,  in which  the  amount  involved  exceeds
                  $60,000;  and (x) no Nominee or any of his  associates has any arrangement or  understanding  with any person with respect to any future  employment by Angelica or its affiliates,  or with respect to any future transactions to which Angelica or any of its affiliates will or may be a party.

         A  representative  of Steel  intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this Notice.

         Please  address  any   correspondence   to  Steel  Partners  II,  L.P.,
Attention:  Warren  Lichtenstein,  telephone  (212)  520-2330,  facsimile  (212)
520-2331 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky
LLP,  Park  Avenue  Tower,  65 East  55th  Street,  New  York,  New York  10022,
Attention:  Steven Wolosky,  Esq.,  telephone  (212)  451-2333,  facsimile (212)
451-2222). The giving of this Notice is not an admission that any procedures for notice  concerning  the  nomination of directors  hereunder are legal,  valid or binding, and Steel reserves the right to challenge their validity.

                                      Very truly yours,

                                      STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.,
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Name: Warren G. Lichtenstein
                                          Title: Managing Member

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 25 of 30 Pages
-------------------------                       --------------------------------

                                    EXHIBIT A

                                NOMINEE CONSENTS

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 26 of 30 Pages
-------------------------                       --------------------------------

                                 JAMES HENDERSON
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 3, 2006

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406
Attn:  Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as a  director  of  Angelica
Corporation  ("Angelica")  at the 2006 annual  meeting of  shareholders,  or any other  meeting  of  shareholders  held in lieu  thereof,  and any  adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named  as a  nominee  in any  proxy  statement  filed  by  Steel in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii)  serving  as a director  of
Angelica if elected at the Annual Meeting.

                                      Very truly yours,

                                      /s/ James Henderson
                                      ------------------------------------------
                                      James Henderson

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 27 of 30 Pages
-------------------------                       --------------------------------

                                   JOHN QUICKE
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                February 3, 2006

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406
Attn:  Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as a  director  of  Angelica
Corporation  ("Angelica")  at the 2006 annual  meeting of  shareholders,  or any other  meeting  of  shareholders  held in lieu  thereof,  and any  adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named  as a  nominee  in any  proxy  statement  filed  by  Steel in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii)  serving  as a director  of
Angelica if elected at the Annual Meeting.

                                            Very truly yours,

                                            /s/ John Quicke
                                            ------------------------------------
                                            John Quicke

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 28 of 30 Pages
-------------------------                       --------------------------------

                                                                       EXHIBIT 7
                                                                       ---------

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  shareholders,  direct  or beneficial, of Angelica Corporation, a Missouri corporation ("Angelica");

         WHEREAS,  Steel  Partners  II,  L.P.,  a Delaware  limited  partnership
("Steel"),  Steel Partners, L.L.C., a Delaware limited liability company, Warren
G.  Lichtenstein,  James  Henderson and John Quicke wish to form a group for the purpose of seeking representation on the Board of Directors of Angelica;

         WHEREAS,  Steel intends to nominate James  Henderson and John Quicke as nominees to be elected to the Board of  Directors of Angelica at the 2006 annual meeting of shareholders of Angelica,  or any other meeting of shareholders  held
in  lieu  thereof,  and  any  adjournments,   postponements,   reschedulings  or
continuations thereof (the "Annual Meeting");

         WHEREAS,  Steel intends to submit certain proposals to amend Angelica's
Restated Articles of Incorporation at the Annual Meeting (the "Proposals").

         NOW, IT IS AGREED, this 3rd day of February 2006 by the parties hereto:

                  1.       In accordance  with Rule  13d-1(k)(1)(iii)  under the
Securities   Exchange  Act  of  1934,  as  amended,   each  of  the  undersigned
(collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities of Angelica.  Each member of the Group shall be responsible  for the accuracy and  completeness  of his/its own disclosure therein.

                  2.       So long as this  agreement is in effect,  each of the
undersigned  shall provide written notice to Olshan Grundman Frome  Rosenzweig &
Wolosky LLP  ("Olshan") of (i) any of their  purchases or sales of securities of
Angelica;  or (ii) any securities of Angelica over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  3.       Each of the undersigned  agrees to solicit proxies or
written consents (i) for the election of James Henderson and John Quicke, or any other person(s) nominated by Steel, to the Board of Directors of Angelica at the
Annual Meeting and (ii) in support of the proposals at the Annual Meeting.

                  4.       Steel  agrees  to  bear  all  expenses   incurred  in
connection with the Group's  activities,  including  expenses incurred by any of the parties in a solicitation  of proxies or written  consents by the members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,
Steel  shall not be  required  to  reimburse  any  party  for (i)  out-of-pocket expenses  incurred by a party in the aggregate in excess of $250 without Steel's

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CUSIP No. 034663104                13D                       Page 29 of 30 Pages
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prior  written  approval;  (ii) the value of the time of any party;  (iii) legal fees incurred without Steel's prior written  approval;  or (iv) the costs of any counsel,  other  than  Olshan,  employed  in  connection  with  any  pending  or threatened litigation without Steel's prior written approval.

                  5.       The  relationship  of the  parties  hereto  shall  be
limited to carrying on the business of the Group in accordance with the terms of this Agreement.  Such  relationship  shall be construed and deemed to be for the sole and  limited  purpose of carrying on such  business  as  described  herein.
Nothing  herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell  securities  of Angelica,  as he/it deems  appropriate,  in his/its sole discretion,  provided  that  all such  sales  are  made in  compliance  with all applicable securities laws.

                  6.       This Agreement may be executed in counterparts,  each
of which shall be deemed an original  and all of which,  taken  together,  shall constitute one and the same instrument,  which may be sufficiently  evidenced by one counterpart.

                  7.       In  the  event  of  any  dispute  arising  out of the
provisions  of this  Agreement,  the  parties  hereto  consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  8.       Any party hereto may terminate his obligations  under
this  agreement at any time on 24 hours'  written  notice to all other  parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

                  9.       Each  party  acknowledges  that  Olshan  shall act as
counsel for both the Group and Steel.

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CUSIP No. 034663104                13D                       Page 30 of 30 Pages
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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                      STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C. General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Name: Warren G. Lichtenstein
                                          Title: Managing Member

                                      STEEL PARTNERS, L.L.C.

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Name: Warren G. Lichtenstein
                                          Title: Managing Member

                                      /s/ Warren Lichtenstein
                                      ------------------------------------------
                                      WARREN LICHTENSTEIN

                                      /s/ James Henderson
                                      ------------------------------------------
                                      JAMES HENDERSON

                                      /s/ John Quicke
                                      ------------------------------------------
                                      JOHN QUICKE